Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

X-Rite

3100 44th Street SW

Grandville MI 49418 USA

Dear Customer,

We have recently been informed by Amazys Holding AG, parent company of GretagMacBeth, that their Board of Directors has received a letter stating an intent to make a competing public tender offer from Eichhof Holding AG.

Developments such as this are not unusual in a public company acquisition process. I am writing you today to assure you that our agreement to purchase all of the outstanding shares of Amazys is continuing as planned. We as a company are fully committed to the completion of the transaction, and our agreement has the support of the Boards of Directors of both X-Rite and Amazys.

I also want to assure you that you can rely upon us to continue to provide a high level of support on existing and future purchases, so you can make color management investments with us with confidence.

I anticipate that there may be questions, and I encourage you to communicate them to your sales representative. As we keep you informed of the acquisition, throughout the process, details can be found at www.xrite.com/announce. We appreciate your continued support and remain committed to your partnership.

Sincerely,

Michael C. Ferrara

CEO, X-Rite

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, including a preliminary prospectus in an S-4 Registration Statement, and has also filed exchange offer materials with the Swiss Takeover Board. The exchange offer materials contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys at no expense to them. The exchange offer materials are and will also be available for free at the SEC’s website at www.sec.gov. Amazys stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or supplements to those documents, because they contain important information that stockholders should consider before making any decision regarding tendering their shares.

800 248 9748

xrite.com

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed transaction. The proxy statement will also be available for free at the SEC’s website (www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s shareholders in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.